Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	29,602	27,896	24,570	57,498	48,234	1,00,472
Other income, net	524	622	570	1,146	1,046	2,201
Total Income	30,126	28,518	25,140	58,644	49,280	1,02,673
Expenses
Employee benefit expenses	15,743	15,230	13,400	30,973	27,004	55,541
Cost of technical sub-contractors	3,054	2,454	1,634	5,508	3,260	7,084
Travel expenses	163	133	151	296	267	554
Cost of software packages and others	1,393	1,289	1,108	2,682	2,001	4,223
Communication expenses	146	147	162	294	324	634
Consultancy and professional charges	449	396	286	844	548	1,261
Depreciation and amortisation expenses	859	829	855	1,687	1,611	3,267
Finance cost	48	49	48	98	96	195
Other expenses	823	815	746	1,639	1,626	3,286
Total expenses	22,678	21,342	18,390	44,021	36,737	76,045
Profit before tax	7,448	7,176	6,750	14,623	12,543	26,628
Tax expense:
Current tax	1,987	1,937	1,763	3,923	3,084	6,672
Deferred tax	33	38	129	71	328	533
Profit for the period	5,428	5,201	4,858	10,629	9,131	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	14	(33)	7	(19)	154	134
Equity instruments through other comprehensive income, net	40	1	(5)	41	(6)	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	5	27	11	21	25
Exchange differences on translation of foreign operations	(166)	290	21	124	185	130
Fair value changes on investments, net	55	38	(45)	93	9	(102)
Total other comprehensive income/(loss), net of tax	(51)	301	5	250	363	306
Total comprehensive income for the period	5,377	5,502	4,863	10,879	9,494	19,729
Profit attributable to:
Owners of the company	5,421	5,195	4,845	10,616	9,078	19,351
Non-controlling interest	7	6	13	13	53	72
	5,428	5,201	4,858	10,629	9,131	19,423
Total comprehensive income attributable to:
Owners of the company	5,375	5,491	4,847	10,866	9,434	19,651
Non-controlling interest	2	11	16	13	60	78
	5,377	5,502	4,863	10,879	9,494	19,729
Paid up share capital (par value 5/- each, fully paid)	2,097	2,122	2,123	2,097	2,123	2,124
Other equity *#	74,227	74,227	63,328	74,227	63,328	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	12.88	12.24	11.42	25.11	21.40	45.61
Diluted ()	12.85	12.21	11.40	25.06	21.37	45.52

*	Balances for the quarter and half year ended September 30, 2021 and quarter ended June 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter and half year ended September 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2021, quarter ended June 30, 2021 and quarter and half year ended September 30, 2020.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2021 have been taken on record by the Board of Directors at its meeting held on October 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021 and the Company bought back and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2021 approved the grant of 25,270 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2021. The RSUs would vest over a period of two to three years and the exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and half year ended September 30, 2021

The Board of Directors declared an interim dividend of 15 /- per equity share. The record date for the payment is October 27, 2021.The interim dividend will be paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	15.00	–	12.00	15.00	12.00	12.00
Final dividend	–	–	–	–	–	15.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2021	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	12,913	12,560
Right of use assets	4,599	4,794
Capital work-in-progress	383	922
Goodwill	6,122	6,079
Other Intangible assets	1,895	2,072
Financial assets
Investments	10,096	11,863
Loans	45	32
Other financial assets	1,252	1,141
Deferred tax assets (net)	976	1,098
Income tax assets (net)	5,796	5,811
Other non-current assets	2,025	1,281
Total non-current assets	46,102	47,653
Current assets
Financial assets
Investments	4,983	2,342
Trade receivables	20,121	19,294
Cash and cash equivalents	18,056	24,714
Loans	191	159
Other financial assets	7,385	6,410
Other current assets	9,272	7,814
Total current assets	60,008	60,733
Total Assets	1,06,110	1,08,386
EQUITY AND LIABILITIES
Equity
Equity share capital	2,097	2,124
Other equity	67,842	74,227
Total equity attributable to equity holders of the Company	69,939	76,351
Non-controlling interests	409	431
Total equity	70,348	76,782
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,356	4,587
Other financial liabilities	2,109	1,514
Deferred tax liabilities (net)	858	875
Other non-current liabilities	751	763
Total non-current liabilities	8,074	7,739
Current liabilities
Financial liabilities
Lease liabilities	788	738
Trade payables	3,176	2,645
Other financial liabilities	13,605	11,390
Other Current Liabilities	6,802	6,233
Provisions	862	713
Income tax liabilities (net)	2,455	2,146
Total current liabilities	27,688	23,865
Total equity and liabilities	1,06,110	1,08,386

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2021 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2021	2020
Cash flow from operating activities
Profit for the period	10,629	9,131
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	3,994	3,412
Depreciation and amortization	1,687	1,611
Interest and dividend income	(885)	(804)
Finance cost	98	96
Impairment loss recognized / (reversed) under expected credit loss model	87	159
Exchange differences on translation of assets and liabilities, net	54	(7)
Stock compensation expense	209	174
Other adjustments	36	(60)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,963)	(67)
Loans, other financial assets and other assets	(406)	415
Trade payables	349	(477)
Other financial liabilities, other liabilities and provisions	2,754	773
Cash generated from operations	15,643	14,356
Income taxes paid	(3,574)	(2,987)
Net cash generated by operating activities	12,069	11,369
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,030)	(1,306)
Deposits placed with corporation	(516)	(495)
Redemption of deposits placed with corporation	343	362
Interest and dividend received	1,017	708
Payment of contingent consideration pertaining to acquisition of business	(53)	(150)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of escrow and other deposits pertaining to Buyback	420	–
Other receipts	35	25
Other payments	(22)	–
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(25,411)	(11,960)
Non convertible debentures	(154)	(829)
Certificates of deposit	(498)	–
Government securities	(653)	(4,664)
Others	(13)	(1)
Proceeds on sale of Investments
Non-convertible debentures	1,299	720
Government securities	1,336	1,529
Certificates of deposit	500	900
Liquid mutual funds and fixed maturity plan securities	22,928	11,850
Others	1	22
Net cash (used in) / from investing activities	(891)	(3,289)
Cash flows from financing activities:
Payment of lease liabilities	(421)	(351)
Payment of dividends	(6,369)	(4,031)
Payment of dividend to non-controlling interest of subsidiary	(2)	(20)
Shares issued on exercise of employee stock options	9	6
Other receipts	117	–
Other payments	(15)	–
Buyback of equity shares including transaction cost and tax on buyback	(11,125)	–
Net cash used in financing activities	(17,806)	(4,396)
Net increase / (decrease) in cash and cash equivalents	(6,628)	3,684
Cash and cash equivalents at the beginning of the period	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents	(30)	78
Cash and cash equivalents at the end of the period	18,056	22,411
Supplementary information:
Restricted cash balance	526	404

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2021 and September 30, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue by business segment
Financial Services (1)	9,566	9,217	7,871	18,783	15,328	32,583
Retail (2)	4,330	4,175	3,651	8,505	7,043	14,745
Communication (3)	3,668	3,403	3,093	7,071	6,257	12,628
Energy, Utilities, Resources and Services	3,501	3,371	3,027	6,871	6,054	12,539
Manufacturing	3,219	2,702	2,241	5,922	4,497	9,447
Hi-Tech	2,511	2,310	2,244	4,821	4,307	8,560
Life Sciences (4)	2,103	1,891	1,672	3,994	3,246	6,870
All other segments (5)	704	827	771	1,531	1,502	3,100
Total	29,602	27,896	24,570	57,498	48,234	1,00,472
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	29,602	27,896	24,570	57,498	48,234	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,644	2,358	2,360	5,002	4,361	8,946
Retail (2)	1,503	1,482	1,300	2,985	2,349	5,117
Communication (3)	816	707	663	1,523	1,284	2,795
Energy, Utilities , Resources and Services	1,017	1,022	825	2,038	1,676	3,552
Manufacturing	724	625	655	1,350	1,160	2,563
Hi-Tech	619	567	669	1,186	1,268	2,454
Life Sciences (4)	588	571	565	1,159	1,039	2,156
All other segments (5)	(80)	100	46	19	67	306
Total	7,831	7,432	7,083	15,262	13,204	27,889
Less: Other Unallocable expenditure	859	829	855	1,687	1,611	3,267
Add: Unallocable other income	524	622	570	1,146	1,046	2,201
Less: Finance cost	48	49	48	98	96	195
Profit before tax and non-controlling interests	7,448	7,176	6,750	14,623	12,543	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue from operations	25,462	23,714	21,046	49,176	41,372	85,912
Profit before tax	7,303	6,493	6,163	13,796	11,542	24,477
Profit for the period	5,463	4,723	4,497	10,186	8,505	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India October 13, 2021	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,998	3,782	3,312	7,780	6,433	13,561
Cost of sales	2,675	2,509	2,125	5,184	4,196	8,828
Gross profit	1,323	1,273	1,187	2,596	2,237	4,733
Operating expenses	382	377	347	759	690	1,408
Operating profit	941	896	840	1,837	1,547	3,325
Other income, net	71	84	76	155	140	297
Finance cost	6	7	6	13	12	26
Profit before income taxes	1,006	973	910	1,979	1,675	3,596
Income tax expense	272	268	255	540	456	973
Net profit	734	705	655	1,439	1,219	2,623
Earnings per equity share *
Basic	0.17	0.17	0.15	0.34	0.29	0.62
Diluted	0.17	0.17	0.15	0.34	0.29	0.61
Total assets	14,295	14,730	13,363	14,295	13,363	14,825
Cash and cash equivalents and current investments	3,103	3,499	3,526	3,103	3,526	3,700

*	EPS is not annualized for the quarter and half year ended September 30, 2021, quarter ended June 30, 2021 and quarter and half year ended September 30, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.